Exhibit (a)(4)

Mylan NV Offer to Acquire Perrigo Company

Frequently Asked Questions

Situation Background

1.	Can you provide some background on the Mylan offer?

•	On April 6, Perrigo received an unsolicited, indicative proposal from Mylan to acquire all outstanding shares of Perrigo for $205 per share.

•	On April 21, we announced that Perrigo’s Board of Directors had concluded that the April 6, 2015 proposal substantially undervalued the Company and its future growth prospects.

•	On April 24, Mylan committed to make an offer to acquire all outstanding shares of Perrigo for $60 and 2.2 Mylan shares. The Board rejected the new Mylan offer, noting that it was lower than the previously rejected proposal.

•	On April 29, Mylan announced a revision to its offer to acquire all outstanding shares of Perrigo for $75 and 2.3 Mylan shares. Perrigo rejected the revised offer, noting that it also was lower than the April 6 proposal that the Board previously rejected.

•	On August 28, Mylan held an Extraordinary Meeting of Shareholders, at which Mylan shareholders authorized Mylan to pursue its offer to acquire Perrigo.

•	On September 14, Mylan launched its tender offer for Perrigo. In order to succeed in its offer, Mylan must receive more than 50% of Perrigo’s outstanding shares within 60 days.

•	We are confident that a majority of Perrigo’s shareholders will not tender their shares.

2.	Why did the Board reject Mylan’s offer?

•	Simply put, our Board has repeatedly rejected Mylan’s offer because it substantially undervalues our Company and does not adequately compensate shareholders for our exceptional standalone growth prospects. The Board’s filed response, along with the related press release, can be found on Perrigo’s website. We encourage you to read them for more information.

3.	What is the impact of this proposal on employees’ day-to-day activities and responsibilities?

•	The proposal itself, which our Board unanimously rejected, and the outcome of Mylan’s August 28 shareholder vote, have no direct impact on how we operate our business today.

•	In fact, it is critical that we all remain focused on conducting our business with integrity and delivering on our promises to customers and patients.

4.	How is Perrigo responding to Mylan’s unsolicited offer?

•	In addition to rejecting both the proposal and the two offers, we have been on the road for months, reiterating to analysts and shareholders the strength of our “Base Plus Plus Plus” strategy for short-term and long-term growth as a standalone company.

•	In these meetings we make it clear that we do not believe that Mylan will be successful in convincing our shareholders to tender. We have been painting the very clear picture of why an acquisition by Mylan would be detrimental to our business and to our shareholders and why shareholders should NOT tender in to this offer.

•	On August 25, we filed with the U.S. Securities and Exchange Commission (SEC) a letter to shareholders addressing major failings in Mylan’s corporate governance.

•	On September 14, Mylan launched its tender offer for Perrigo, which is scheduled to run for 60 days.

•	On September 17, we filed our response, known as a “Schedule 14D-9,” and a presentation outlining the many reasons why we feel Mylan’s offer is value destructive and why running Perrigo as a separate controlled subsidiary would be particularly detrimental. This response will be sent to all Perrigo shareholders and is available on Inside Perrigo.

5.	What feedback have we received from shareholders about the Mylan proposal?

•	Having spoken with countless Perrigo shareholders and analysts on the road these past few months, we are confident our shareholders support our standalone strategy, and many have expressed belief that Mylan will not succeed in its efforts to acquire Perrigo.

6.	What should we do or not do until the situation is resolved?

•	Our customers, patients, and consumers continue to depend on us for high quality products and we must remain focused on meeting their needs.

•	In other words, we should conduct business as usual, execute on our business goals, and deliver on our promise to provide high Quality Affordable Healthcare Products®.

•	If you are a Perrigo shareholder and would like information about how to tender, please see the section labeled “Additional Information and Where to Find It” at the end of this FAQ. If you do not want to tender, you do not need to do anything. By taking no action, you would effectively be saying “No” to this offer. If your account has shares allocated to Perrigo’s Profit-Sharing and Investment Plan, more information about how to tender shares allocated to your account in that plan will be forthcoming.

•	Customers can continue to communicate with us through the usual channels.

•	Given the disclosure restrictions we operate under as a publicly traded company that is the subject of a tender offer and to the Irish Takeover Rules, it is important that questions regarding this situation are answered by a member of Perrigo’s senior leadership or directed to our Investor Relations and Global Communications team for follow up.

Understanding a Tender Offer

7.	What is a tender offer?

•	A tender offer is an offer to purchase some or all of the shares in a company.

•	In this case, Mylan has offered 2.3 Mylan shares plus $75 cash for each Perrigo share that is “tendered” (i.e., sold) to Mylan.

•	If you are a Perrigo shareholder, and would like information about how to tender, please see the section labeled “Additional Information and Where to Find It” at the end of this FAQ. If you do not want to tender, you do not need to do anything. By taking no action, you would effectively be saying “No” to this offer. If your account has shares allocated to Perrigo’s Profit-Sharing and Investment Plan, more information about how to tender shares allocated to your account in that plan will be forthcoming.

8.	How does the tender offer process work?

•	On September 14, Mylan launched its tender offer for Perrigo. It has until November 13 to receive more than 50% of Perrigo’s outstanding shares.

•	If Mylan fails to obtain more than 50% of shares by the end of the tender period, its offer will fail and it cannot make a renewed attempt to purchase Perrigo for one year.

•	Mylan has also stated that after this period, it will start a subsequent offering period of at least 14 days, during which it will offer the same price for any shares that were not tendered during the initial process.

•	It is important to note that no action is required. By taking no action, shareholders are effectively saying “No” to Mylan’s offer and holding on to their shares.

9.	What will happen if Mylan gets the 80% it originally stated as its goal?

•	We are confident that Mylan will not obtain tenders from holders of 80% of Perrigo’s shares.

•	Mylan has stated that if it were to obtain tenders from holders of 80% of Perrigo’s shares, which we believe is unlikely, it intends to proceed with a full acquisition of Perrigo.

Employee Disclosure and Stock Information

10.	As an employee, is it permissible to trade in Perrigo stock at this time?

•	As is always the case, employees are prohibited from trading in Perrigo securities while in the possession of material non-public information, including any material non-public information regarding Mylan’s proposal, any Perrigo response or any other matter. Employees must continue to comply with Perrigo’s Securities policies, including any notice blocking them from trading.

•	If you do not have material, non-public information and are not likely to come into possession of such information, then you should be able to trade in Perrigo stock.

11.	How do I know if information is considered “material” or “inside”?

•	You should evaluate the information you know against what has been publicly communicated by the Company in Company news releases to determine whether you are in possession of any material non-public information at the time you are making the trading decision. If you believe you are in possession of material non-public information, you should not buy or sell Perrigo securities.

•	Please contact Legal to discuss whether you are free to trade based on information that you may have or if you have questions about the Securities policy.

12.	As an employee, where can I get more information about this proposal?

•	As a publicly traded company, Perrigo is subject to a variety of laws that restrict what information can be communicated at any given time regarding the proposal. However, we will do our best to provide updates as we are able to do so.

•	Information can be found on Inside Perrigo and http://www.perrigo.com/StandaloneValue.

13.	As a Perrigo employee and also a shareholder, what will I receive and what should I do with it?

•	When Mylan launched their tender offer, they sent a document called an Offer to Exchange which outlines the terms of Mylan’s offer.

•	Perrigo has also sent a document to shareholders, called a “Schedule 14D-9.” This document outlines the reasons why Perrigo advises against Mylan’s offer.

•	No action is required.

•	You do not need to do anything with Mylan’s Offer to Exchange document. By taking no action, you will effectively say “No” to Mylan’s offer.

•	If you are a shareholder, please see the section labeled “Additional Information and Where to Find It” at the end of this FAQ. If your account has shares allocated to Perrigo’s Profit-Sharing and Investment Plan, more information about how to tender shares allocated to your account in that plan will be forthcoming.

14.	What can I say to family, friends and other people who ask about this situation?

•	We understand that you may be asked about the situation or want to discuss your feelings about the situation with family and friends.

•	It is important that you restrict your comments to information that has been released publicly, such as the information in this FAQ document.

•	As a publicly traded company that is the subject of a tender offer and to the Irish Takeover Rules, we are subject to a variety of laws that restrict what information can be communicated regarding the proposal.

15.	What can I say to media or other third parties who ask about this situation?

•	Given the disclosure restrictions we operate under as a publicly traded company that is the subject of a tender offer and to the Irish Takeover Rules, it is important that questions regarding the tender offer are directed to our Investor Relations and Global Communications team for follow up.

Employee Retention and Benefit Information

16.	How would a takeover affect my job? Would there be job reductions?

•	Perrigo’s Board of Directors is committed to remaining independent and believes we have the right leadership team to bring value to our shareholders. We are confident that holders of a majority of Perrigo’s shares will not accept the offer.

•	If Mylan succeeds in acquiring Perrigo, any impact to individual pay, positions, or job titles would be determined by Mylan, and we are not in a position to speculate on its plans.

17.	If the tender offer were consummated, would there be changes to my compensation and benefits?

•	Perrigo’s Board of Directors is committed to remaining independent and believes we have the right leadership team to bring value to our shareholders. We are confident that a majority of Perrigo’s shareholders will not accept the offer.

•	If Mylan succeeds in acquiring Perrigo, any impact to individual pay, positions, or job titles would be determined by Mylan, and we are not in a position to speculate on its plans.

•	If Mylan succeeds in acquiring Perrigo, any changes to the benefit plans would be determined by Mylan, subject to the terms of the benefit plans and any applicable laws, and we are not in a position to speculate on its plans.

•	Any further questions regarding compensation and benefits should be directed to your manager or your local HR representative.

18.	Who at Perrigo can answer any further questions I might have?

•	Any questions not addressed here should be directed to your manager or HR representative.

Additional Information and Where to Find It

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. In response to the exchange offer commenced by Mylan N.V., Perrigo has filed a solicitation/recommendation statement on Schedule 14D-9 with the Securities and Exchange Commission (“SEC”). Security holders are urged to read the solicitation/recommendation statement and other relevant materials if and when they become available because they will contain important information. The solicitation/recommendation statement and other SEC filings made by Perrigo may be obtained (when available) without charge at the SEC’s website at www.sec.gov and at the investor relations section of the Perrigo website at perrigo.investorroom.com. Shareholders may also obtain copies of the information by contacting Mackenzie Partners, Inc. at 212-929-5500 or 800-322-2885 Toll-Free in North America or by email at PRGO@mackenziepartners.com.

Irish Takeover Rules

The directors of Perrigo accept responsibility for the information contained in this announcement. To the best of the knowledge and belief of the directors of Perrigo (who have taken all reasonable care to ensure such is the case), the information contained in this announcement is in accordance with the facts and does not omit anything likely to affect the import of such information.

A person interested in 1% or more of any class of relevant securities of Perrigo or Mylan may have disclosure obligations under Rule 8.3 of the Irish Takeover Panel Act, 1997, Takeover Rules, 2013 (“Irish Takeover Rules”).

A disclosure table, giving details of the companies in whose “relevant securities” “dealings” should be disclosed can be found on the Irish Takeover Panel’s website at www.irishtakeoverpanel.ie. “Interests in securities” arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an “interest” by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities. Terms in quotation marks are defined in the Irish Takeover Rules, which can be found on the Irish Takeover Panel’s website.

If you are in any doubt as to whether you are required to disclose a “dealing” under Rule 8, please consult the Irish Takeover Panel’s website at www.irishtakeoverpanel.ie or contact the Irish Takeover Panel on telephone number +353 1 678 9020; fax number +353 1 678 9289.